Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Place of Incorporation

Planet Green Holdings Corporation	British Virgin Islands
Lucky Sky Holdings Corporations (HK) Limited	Hong Kong
Lucky Sky Petrochemical Technology (Xianning) Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation

Lorain Food Stuff (Shenzhen) Co., Ltd.	PRC
Taishan Muren Agriculture Co., Ltd.	PRC
Xianning Bozhuang Tea Products Co., Ltd.	PRC